UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 4, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news released dated August 8, 2008 entitled ‘Vodafone Partners with MTV for Launch of New Multi-platform Music Series, Vodafone Soundbites’

2.	A news release dated August 17, 2008 entitled ‘Completion of the Acquisition of a 70% Stake in Ghana Telecom’

3.	Stock Exchange Announcement dated August 4, 2008 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated August 4, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

5.	Stock Exchange Announcement dated August 5, 2008 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated August 6, 2008 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated August 7, 2008 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated August 8, 2008 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated August 8, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

10.	Stock Exchange Announcement dated August 11, 2008 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated August 12, 2008 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated August 13, 2008 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated August 14, 2008 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated August 15, 2008 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated August 15, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.	Stock Exchange Announcement dated August 18, 2008 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated August 18, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated August 19, 2008 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated August 19, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

20.	Stock Exchange Announcement dated August 20, 2008 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated August 21, 2008 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated August 22, 2008 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated August 26, 2008 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated August 27, 2008 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated August 28, 2008 entitled ‘Transactions in Own Securities’

26.	Stock Exchange Announcement dated August 29, 2008 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

8 August 2008

VODAFONE PARTNERS WITH MTV FOR LAUNCH OF

NEW MULTI-PLATFORM MUSIC SERIES, VODAFONE SOUNDBITES

London, 8 August 2008: Vodafone, the world’s largest mobile community and MTV, the premier multimedia music and entertainment brand, today announced the launch of a new multi-platform programme, Vodafone Soundbites.

Vodafone Soundbites explores every aspect of the global music scene. Featuring international artists’ interviews at gigs and festivals, bands’ fantasy group line-ups, pre-show rituals and performers describing their first time on stage, Vodafone Soundbites brings an authentic behind the scenes insight into the world of music.

Vodafone Soundbites will be available on TV, via a website (www.mtv-vodafonesoundbites.com) and on mobile (wap.mtv-vodafonesoundbites.com) as a series of twenty one, three minute shows from early August. The website and mobile service will carry additional footage, as well as editorial and news elements.

Vodafone Soundbites will be available in seven languages on MTV in Germany, Hungary, the Netherlands, Portugal, Romania, Spain, Turkey, the UK and Ireland, Australia, New Zealand and on the MTV European feed, covering sixteen countries. Vodafone Soundbites is supported by an MTV created promotional spot, driving viewers to the premiere of each show. Each show will air four times in each territory on TV.

Vodafone and MTV recently joined forces by launching an online global interactive profile hosted by Myspace, ‘Vodafone Music Reporter’, offering music fans in some countries a chance to become an MTV reporter in an online and mobile Vodafone Soundbites episode.

“Through our partnership with MTV, Vodafone is successfully building on its long-lasting music heritage and continues to bring music to its customers whenever they want it, wherever they are. Vodafone Soundbites is a pioneering multiplatform communications show, will be delivered in 29 countries and will allow millions of fans to experience music on mobile through Vodafone and its partners’ high speed, reliable networks, online and TV.” commented David Wheldon, Global Brand Director, Vodafone.

Kevin Razvi, EVP of MTV Networks International and VBSI said, “We are delighted to once again partner with Vodafone on this new and deeper initiative. We always strive to offer our partners bespoke, creative opportunities. Leveraging on both our global reaches and MTV’s multi platform offering, Vodafone Soundbites will engage music lovers everywhere at anytime through their preferred means. Music and especially live performance is something that everyone can enjoy and this new series reflects the truly global nature of both MTV and our partner, Vodafone.”

- ends -

For further information please contact:

Vodafone Group Media Relations	+44 (0) 1635 664444

MTV Networks International

Seema Alibhai	+44 (0) 207 478 6531	seema.alibhai@mtvne.com

Amanda Willard	+44 (0) 207 478 6507	amanda.willard@mtvne.com

Notes to Editors:

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 26 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Music Unlimited

Vodafone Music Unlimited is the overarching idea to deliver creative consistency across all Vodafone music activity via multimedia platforms and channels including the announced partnership with MySpace, Music Unlimited festivals across Europe and Online activities. The Vodafone Music Unlimited brand identity was first piloted globally, for the Vodafone’s mobile exclusive release of Madonna’s latest album, Hard Candy and has to date been activated in 11 Vodafone markets. For further information please visit www.vodafone.com/music

About Viacom Brand Solutions International:

Viacom Brand Solutions International (VBSI), is Viacom’s international in-house brand solutions sales business.

VBSI represents all the TV, digital and mobile channels of MTV Networks International – Music Television, VH1, Nickelodeon, TMF (The Music Factory), VIVA, Flux, Paramount Comedy, Comedy Central, Game One, Neopets, GameTrailers, Shockwave, Addicting Games, Atom Films and Xfire. MTV Networks’ brands are seen globally in 560 million households in 162 countries and 33 languages via more than 150 locally programmed and operated TV channels and more than 350 digital media properties.

VBSI delivers advertisers creative cross platform solutions that engage consumers by investing in significant insight and by utilising the strengths of our youth and entertainment brands across multiple markets. These solutions are founded upon definitive creativity and innovative solutions constructed around branded content, sponsorship, promotions, events, new media and licensing opportunities.

For more information, please visit www.vbs-media.com

17 August 2008

COMPLETION OF THE ACQUISITION OF A 70% STAKE

IN GHANA TELECOM

Further to the announcement of 3 July 2008 and approval from the Ghanaian Parliament on 14 August 2008, Vodafone announces today that it has completed the acquisition of a 70% stake in Ghana Telecommunications Company Limited (“Ghana Telecom”) for a total consideration of US$900 million (£483 million) on a debt-free, cash-free basis.

For further information:

Vodafone Group

Investor Relations	Media Relations

Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Ghana Telecom

Ghana Telecom is the number 3 mobile operator and the leading fixed line and broadband operator in Ghana. As at 31 March 2008, it had 1.4 million mobile customers, equivalent to a mobile market share of approximately 17%, and operated 379,000 fixed and 15,000 broadband lines. For further information, please visit www.ghanatelecom.com.gh.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 August 2008

Number of ordinary shares transferred:	1,539,445

Highest transfer price per share:	133.95p

Lowest transfer price per share:	132.9p

Following the above transfer, Vodafone holds 5,267,743,507 of its ordinary shares in treasury and has 53,036,383,987 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that Nicholas Land, a non-executive Director of the Company, acquired on 4 August 2008 an interest in 10,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 136.827p per share. Mr Land’s total interest following this transaction is 35,000 Ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 August 2008

Number of ordinary shares transferred:	88,324

Highest transfer price per share:	134.95p

Lowest transfer price per share:	134.95p

Following the above transfer, Vodafone holds 5,267,655,183 of its ordinary shares in treasury and has 53,036,472,311 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	5 August 2008

Number of ordinary shares purchased:	13,300,000

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	137.7p

Volume weighted average price per share:	139.198p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 174,664,022 shares at a cost (including dealing and associated costs) of £233,475,069.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 August 2008

Number of ordinary shares transferred:	50,309

Highest transfer price per share:	137.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,280,904,874 of its ordinary shares in treasury and has 53,023,222,620 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 August 2008

Number of ordinary shares transferred:	87,199

Highest transfer price per share:	137.1p

Lowest transfer price per share:	137.1p

Following the above transfer, Vodafone holds 5,280,817,675 of its ordinary shares in treasury and has 53,023,309,819 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	7 August 2008

Number of ordinary shares purchased:	30,500,000

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	138.5p

Volume weighted average price per share:	139.2554p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 205,164,022 shares at a cost (including dealing and associated costs) of
£ £276,168,826

Following the purchase of these shares, Vodafone holds 5,311,317,675 of its ordinary shares in treasury and has 52,992,809,819 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that Mr Anthony Watson, a non-executive Director of the Company, acquired on 8 August 2008 an interest in 15,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 137.7p per share. Mr Watson’s total interest following this transaction is 115,000 Ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	8 August 2008

Number of ordinary shares purchased:	31,535,978

Highest purchase price paid per share:	139.8p

Lowest purchase price paid per share:	135.3p

Volume weighted average price per share:	137.7802p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 236,700,000 shares at a cost (including dealing and associated costs) of £319,845,102

Following the purchase of these shares, Vodafone holds 5,342,853,653 of its ordinary shares in treasury and has 52,961,273,841 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	11 August 2008

Number of ordinary shares purchased:	9,387,708

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	139.35p

Volume weighted average price per share:	139.7202p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 246,087,708 shares at a cost (including dealing and associated costs) of £ 333,029,834

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 August 2008

Number of ordinary shares transferred:	6,684

Highest transfer price per share:	139.35p

Lowest transfer price per share:	139.35p

Following both the above transactions, Vodafone holds 5,352,234,677 of its ordinary shares in treasury and has 52,951,892,817 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 August 2008

Number of ordinary shares transferred:	13,795

Highest transfer price per share:	140.3p

Lowest transfer price per share:	140.3p

Following the above transfer, Vodafone holds 5,352,220,882 of its ordinary shares in treasury and has 52,951,906,612 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	13 August 2008

Number of ordinary shares purchased:	6,102,000

Highest purchase price paid per share:	139.85p

Lowest purchase price paid per share:	139.4p

Volume weighted average price per share:	139.6292p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 252,189,708 shares at a cost (including dealing and associated costs) of £341,594,313

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 August 2008

Number of ordinary shares transferred:	185,795

Highest transfer price per share:	141.3p

Lowest transfer price per share:	141.3p

Following both the above transactions, Vodafone holds 5,358,137,087 of its ordinary shares in treasury and has 52,945,990,407 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	14 August 2008

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	139.3p

Volume weighted average price per share:	139.6815p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 266,189,708 shares at a cost (including dealing and associated costs) of £361,251,413.

Following the purchase of these shares, Vodafone holds 5,372,137,087 of its ordinary shares in treasury and has 52,931,990,407 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 August 2008 by Computershare Trustees Limited that on 1 August 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 137.53p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Nigel Halford*	515
Paul Michael Donovan	515
Terry Dean Kramer	257
Stephen Roy Scott	515

* Denotes Main Board Director

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	15 August 2008

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	139.8p

Lowest purchase price paid per share:	138.4p

Volume weighted average price per share:	139.3402p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 289,189,708 shares at a cost (including dealing and associated costs) of £393,466,310

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 August 2008

Number of ordinary shares transferred:	243,981

Highest transfer price per share:	141.6p

Lowest transfer price per share:	139.9p

Following both the above transactions, Vodafone holds 5,394,893,106 of its ordinary shares in treasury and has 52,909,234,388 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 August 2008 by HSBC Trustee (CI) Limited that on 1 August 2008, Sir John Bond, Chairman of the Company acquired an interest in 8,128 shares of US$0.11 3/7 each in the Company at the price of 138.9053p per share through reinvestment of dividend income. Following this transaction, Sir John’s total interest in the Company is 233,054 Ordinary Shares.

In addition, the Company was notified on 18 August 2008 by UBS Wealth Management that on 11 August 2008, Mr John Buchanan, a non-executive director of the Company, acquired 7,230 shares of US$0.11 3/7 each in the Company, through reinvestment of dividend income, for which each share was valued at 137.53p. Mr Buchanan’s total interest in the Company following this transaction is 207,239.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	18 August 2008

Number of ordinary shares purchased:	14,500,000

Highest purchase price paid per share:	139.3672p

Lowest purchase price paid per share:	139.8p

Volume weighted average price per share:	138.5p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 303,689,708 shares at a cost (including dealing and associated costs) of £413,779,638

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 August 2008

Number of ordinary shares transferred:	470,304

Highest transfer price per share:	139.9p

Lowest transfer price per share:	139.9p

Following both the above transactions, Vodafone holds 5,408,922,802 of its ordinary shares in treasury and has 52,895,204,692 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 August 2008 by Computershare Trustees Limited that on 12 August 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 141.6p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	176
Paul Michael Donovan	176
Terry Dean Kramer	176
Stephen Roy Scott	176

*Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	19 August 2008

Number of ordinary shares purchased:	19,500,000

Highest purchase price paid per share:	138.6p

Lowest purchase price paid per share:	136.9p

Volume weighted average price per share:	137.8254p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 323,189,708 shares at a cost (including dealing and associated costs) of £440,795,347.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 August 2008

Number of ordinary shares transferred:	49,708

Highest transfer price per share:	139.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,428,373,094 of its ordinary shares in treasury and has 52,875,754,400 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	20 August 2008

Number of ordinary shares purchased:	26,810,292

Highest purchase price paid per share:	137.1p

Lowest purchase price paid per share:	134p

Volume weighted average price per share:	135.4226p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 350,000,000 shares at a cost (including dealing and associated costs) of £477,291,340.

Following the purchase of these shares, Vodafone holds 5,455,183,386 of its ordinary shares in treasury and has 52,848,944,108 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	21 August 2008

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	136p

Lowest purchase price paid per share:	133.5p

Volume weighted average price per share:	134.6342p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 375,000,000 shares at a cost (including dealing and associated costs) of £511,124,916

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 August 2008

Number of ordinary shares transferred:	547

Highest transfer price per share:	136.35p

Lowest transfer price per share:	136.35p

Following both the above transactions, Vodafone holds 5,480,182,839 of its ordinary shares in treasury and has 52,823,944,655 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 August 2008

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	139.7p

Lowest purchase price paid per share:	134.75p

Volume weighted average price per share:	137.4135p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 388,000,000 shares at a cost (including dealing and associated costs) of £529,081,563.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 August 2008

Number of ordinary shares transferred:	320

Highest transfer price per share:	135.8p

Lowest transfer price per share:	135.8p

Following both the above transactions, Vodafone holds 5,493,182,519 of its ordinary shares in treasury and has 52,810,944,975 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	26 August 2008

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	139.3p

Lowest purchase price paid per share:	137.9p

Volume weighted average price per share:	138.4523p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 406,000,000 shares at a cost (including dealing and associated costs) of £554,132,569.

Following the purchase of these shares, Vodafone holds 5,511,182,519 of its ordinary shares in treasury and has 52,792,944,975 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	27 August 2008

Number of ordinary shares purchased:	8,633,677

Highest purchase price paid per share:	139.9p

Lowest purchase price paid per share:	137.3p

Volume weighted average price per share:	138.5456p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 414,633,677 shares at a cost (including dealing and associated costs) of £566,156,350.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 August 2008

Number of ordinary shares transferred:	6,499

Highest transfer price per share:	139.95p

Lowest transfer price per share:	139.95p

Following both the above transactions, Vodafone holds 5,519,809,697 of its ordinary shares in treasury and has 52,784,317,797 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	28 August 2008

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	139.2p

Volume weighted average price per share:	139.8052p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 426,533,677 shares at a cost (including dealing and associated costs) of £582,879,682.

Following the purchase of these shares, Vodafone holds 5,531,709,697 of its ordinary shares in treasury and has 58,304,127,494 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,772,417,797 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,772,417,797. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 4, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary